July 21, 2006
Via EDGARLink Transmission and Facsimile
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:	Mr. Stephen Krikorian
Accounting Branch Chief

Re:	Hypercom Corporation
SEC Comment Letter Dated July 12, 2006, File No. 001-13521
Ladies and Gentlemen:
     Reference is made to your letter dated July 12, 2006 to Hypercom Corporation with respect to your review and comment on File No. 001-13521.
     We have initially reviewed your comments contained in the above referenced letter and note that you requested we respond to your comments within 10 business days or tell you when we will provide a response. Accordingly, we respectfully notify you that we intend to respond to such comments no later than Wednesday, August 16, 2006, unless we contact you prior to such date.
     Please let us know, at your earliest convenience, if you are not amenable to our requested response time set forth above.

Sincerely,
/s/Douglas J. Reich

Douglas J. Reich Senior Vice President and General Counsel